Mail Stop 0510

      April 25, 2005

via U.S. mail and facsimile

Richard J. Kramer
Executive Vice President
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio  44316-0001

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		File No. 1-01927

Dear Mr. Kramer:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at
(202) 942-1989 or, in her absence, to the undersigned at (202)
942-
1798.

							Sincerely,




							John Hartz
							Senior Assistant Chief
Accountant
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE